FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF NOVEMBER 2008
QUEBECOR MEDIA INC.
(Name of Registrant)
612 St-Jacques Street, Montreal, Canada, H3C 4M8
(Address of principal executive offices)
[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]
Form 20-F ☑    Form 40-F ☐
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]
Yes ☐    No ☑
[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-                    .]

QUEBECOR MEDIA INC.
Filed in this Form 6-K
Documents index
1.	Press release dated November 6, 2008;

2.	Extract of the Consolidated Financial Statements of Quebecor Inc. and its Subsidiaries for the period ended September 30, 2008; and

3.	Supplementary Disclosure of Quebecor Media Inc. for the Quarter / 9-Month Period ended September 30, 2008.

November 7, 2008
For immediate release
Quebecor Inc. Reports Consolidated Results for Third Quarter 2008
Montréal, Québec — Quebecor Inc. today reported its financial results for the third quarter of 2008. Quebecor consolidates the financial results of its Quebecor Media Inc. subsidiary, in which it holds a 54.7% interest.
Highlights since end of second quarter 2008
➢	Quebecor’s third quarter 2008 revenues amount to $908.1 million, up $73.5 million (8.8%) from third quarter 2007.

➢	Operating income[1]: up $20.6 million (8.0%) to $277.5 million in the third quarter of 2008.

➢	Net income: $45.6 million ($0.70 per basic share), compared with $35.2 million net loss ($0.55 per basic share), an $80.8 million ($1.25 per basic share) improvement.

➢	Adjusted income from continuing operations:[2] up $0.3 million to $42.4 million ($0.65 per basic share) in third quarter 2008.

➢	Cable segment: operating income[1] up $28.7 million (16.7%). Quarter-over-quarter net customer growth: +55,000 for cable telephone service, +42,500 for cable Internet access, +31,500 for all cable television services combined (including 46,200 customer increase for illico Digital TV), +4,000 activated phones for wireless telephone service.

➢	Advanced Wireless Services (“AWS”) network: Quebecor Media confirms plans to invest between $800.0 million and $1.0 billion in new network over next four years, including $554.6 million already disbursed for the purpose of acquiring 17 operating licences.
“In a challenging business environment, Quebecor posted strong third quarter 2008 results, driven by its Cable segment, which continued logging substantial customer growth for all services,” said Pierre Karl Péladeau, President and Chief Executive Officer of Quebecor. “Our cable subsidiary is positioned to further enhance the quality of its line of cable television and telecommunications services. To this end, Quebecor Media will invest between $800.0 million and $1.0 billion over four years to build its own AWS network, including the amounts already disbursed. Videotron will be able to bring consumers and small businesses in its service area a superior offering of advanced wireless services, based on reliable, cutting-edge technology, exclusive original content, and competitive, straightforward pricing.
“Quebecor Media has already arranged the funding needed to acquire the AWS licences,” Mr. Péladeau noted. “In these times of tight credit markets, it is important to mention that future investment in this project does not rely on access to capital markets; it will be funded through cash flow generation and available credit facilities.”

[1]	See “Operating income” under “Definitions”.

[2]	See “Adjusted income from continuing operations” under “Definitions”.

“While the results are still highly favourable, we must note the disappointing results in publishing and at Sun Media,” said Mr. Péladeau. ”To maximize opportunities for growth, to capture synergies and to facilitate the repurposing of the information and content generated by our publications for multiple platforms, we will place the operations of Sun Media and Canoe under the responsibility of one manager.”
Quebecor Inc.
Third quarter financial highlights – 2004 to 2008
(in millions of Canadian dollars, except per share data)

	2008	2007	2006	2005	2004

Revenues	$908.1	$834.6	$718.6	$649.1	$588.2
Operating income[a]	277.5	256.9	192.9	175.1	169.8
Net income (loss)	45.6	(35.2)	33.8	22.6	41.0
Adjusted income from continuing operations[b,c]	42.4	42.1	25.6	17.5	9.9
Per share data
Net income (loss)	0.70	(0.55)	0.53	0.35	0.63
Adjusted income from continuing operations[b,c]	0.65	0.65	0.40	0.27	0.15

[a]	See “Operating income” under “Definitions”.

[b]	See “Quebecor Inc. – Discontinued operations”.

[c]	See “Adjusted income from continuing operations” under “Definitions”.
Analysis of third quarter 2008 operating results
➢	Quebecor’s consolidated revenues from continuing operations rose $73.5 million (8.8%) to $908.1 million in the third quarter of 2008. Revenues increased mainly in the following segments:
•	Cable (by $58.0 million or 14.7% of segment revenues) reflecting continued customer growth for all services;

•	Newspapers ($11.3 million or 4.4%) due primarily to the impact of the acquisition of Osprey Media Income Fund (Osprey Media) in August 2007.
➢	Quebecor’s operating income from continuing operations grew $20.6 million (8.0%) to $277.5 million due mainly to an increase in the Cable segment ($28.7 million or 16.7% of segment operating income) resulting primarily from customer growth.

➢	Quebecor’s net income was $45.6 million ($0.70 per basic share) in the third quarter of 2008, compared with a net loss of $35.2 million ($0.55 per basic share) in the same quarter of 2007. The increase of $80.8 million ($1.25 per basic share) was mainly due to:
•	$115.5 million favourable variance related to operating results of discontinued operations[3];

•	$20.6 million increase in operating income.
Partially offset by:
•	$43.5 million unfavourable variance in gains and losses on valuation and translation of financial instruments;

•	$7.6 million increase in financial expenses related primarily to increased indebtedness;

•	$4.5 million increase in amortization charges.
➢	Adjusted income from continuing operations totalled $42.4 million in the third quarter of 2008 ($0.65

[3]	See “Quebecor Inc. – Discontinued operations”.

per basic share), compared with $42.1 million ($0.65 per basic share) in the same period of 2007, a $0.3 million increase.
Analysis of year-to-date operating results
➢	Quebecor’s consolidated revenues from continuing operations increased $326.5 million (13.6%) to $2.73 billion. Revenues increased mainly in Cable (by $205.4 million or 18.3% of segment revenues) and Newspapers ($124.1 million or 17.2%) essentially due, in those two cases, to the same factors as those noted above in the discussion of the third quarter results, and in Broadcasting ($18.4 million or 6.3%).

➢	Quebecor generated operating income from continuing operations totalling $810.9 million, an increase of $139.7 million (20.8%). Operating income increased mainly in Cable (by $112.1 million or 24.0% of segment operating income), Newspapers ($21.2 million or 14.2%) and Broadcasting ($7.3 million or 19.9%)

➢	Net income was $531.0 million ($8.25 per basic share) in the first nine months of 2008, compared with a net loss of $6.6 million ($0.10 per basic share) in the same period of 2007. The increase of $537.6 million ($8.35 per basic share) was mainly due to:
•	$523.3 million favourable variance in operating results of discontinued operations[4];

•	$139.7 million increase in operating income;

•	$10.4 million decrease in reserve for restructuring of operations and other special charges.
Partially offset by:
•	$47.5 million increase in financial expenses;

•	$44.0 million increase in income tax expense;

•	$26.5 million increase in non-controlling interest;

•	$20.8 million increase in amortization charge.
➢	Adjusted income from continuing operations amounted to $118.1 million ($1.84 per basic share) in the first nine months of 2008, compared with $96.2 million ($1.49 per basic share) in the same period of 2007, an increase of $21.9 million ($0.35 per basic share) or 22.8%.
Dividend
On November 6, 2008, the Board of Directors of Quebecor Inc. declared a quarterly dividend of $0.05 per share on Class A Multiple Voting Shares and Class B Subordinate Voting Shares, payable on December 16, 2008 to shareholders of record at the close of business on November 21, 2008.

[4]	See “Quebecor Inc. – Discontinued operations”.

Quebecor Inc. — Discontinued operations
On January 21, 2008, Quebecor World Inc. and its U.S. subsidiaries were granted creditor protection under the Companies’ Creditors Arrangement Act in Canada. On the same date, its U.S. subsidiaries also filed a petition under Chapter 11 of the United States Bankruptcy Code. Since that date, in accordance with generally accepted accounting principles, Quebecor’s investment in Quebecor World has no longer been consolidated, Quebecor’s investment in Quebecor World has been valued at zero, and Quebecor World’s activities are considered discontinued operations for the purposes of Quebecor’s consolidated financial statements.
Quebecor World’s operating results have been restated and are reported in the financial statements under the item “Income (loss) from discontinued operations,” and the cash flows provided by these operations have been restated and are reported in the financial statements under the item “Cash flows (used in) provided by discontinued operations.”
The results of discontinued operations include the $17.7 million net loss (net of non-controlling interest) recognized by Quebecor World for the period of January 1 to 21, 2008, compared with a net loss of $142.9 million (net of non-controlling interest) reported in the first nine months of 2007.
At January 21, 2008, the Company’s consolidated balance sheet included a net asset deficiency of $761.3 million, representing the excess of the liabilities and non-controlling interest related to Quebecor World over Quebecor World’s assets. At January 21, 2008, the Company also had net losses accumulated in other comprehensive income in the amount of $326.5 million, net of income tax, consisting primarily in accumulated currency translation losses in connection with the net investment in Quebecor World. Therefore, the results of discontinued operations for the first quarter of 2008 also include a net gain of $399.7 million in respect of the difference between the reversal of the net asset deficiency and the reclassification in the results of the net losses accumulated in other comprehensive income as of the deconsolidation date, January 21, 2008, net of the $35.1 million decrease in future income tax assets related to the investment in Quebecor World.
These procedures will have no material impact on the operations of Quebecor Media.
Detailed financial information
For a detailed analysis of Quebecor Inc.’s results for the third quarter of 2008, please refer to the Management Discussion and Analysis and consolidated financial statements of Quebecor Inc., available on the Company’s website at http://www.quebecor.com/InvestorCenter/QIQuarterlyReports.aspx or from the SEDAR filing service at http://www.sedar.com.
Conference call for investors and webcast
Quebecor Inc. will hold a conference call to discuss the third quarter 2008 results of Quebecor and Quebecor Media on November 7, 2008, at 9:30 a.m. EST. There will be a question period reserved for financial analysts. To access the conference call, please dial 1 877 293-8052, access code 7746798#. A tape recording of the call will be available from November 7 through December 7, 2008, by dialling 1 877 293-8133, access code 724757#. The conference call will also be broadcast live on the Quebecor Inc. website at www.quebecor.com/InvestorCenter/QIConferenceCall.aspx. It is advisable to ensure the appropriate software is installed before accessing the call. Instructions and links to free player downloads are available at the Internet address shown above.

Forward-looking statements
The statements in this press release that are not historical facts are forward-looking statements and are subject to significant known and unknown risks, uncertainties and assumptions which could cause Quebecor’s actual results for future periods to differ materially from those set forth in the forward-looking statements. Forward-looking statements may be identified by the use of the conditional or by forward-looking terminology such as the terms “plans,” “expects,” “may,” “anticipates,” “intends,” “estimates,” “projects,” “seeks,” “believes” or similar terms, variations of such terms or the negative of such terms. Certain factors that may cause actual results to differ from current expectations include seasonality (including seasonal fluctuations in customer orders), operating risk (including fluctuations in demand for Quebecor’s products and pricing actions by competitors), insurance risk, risks associated with capital investment (including risks related to technological development and equipment availability and breakdown), environmental risks, risks associated with labour agreements, risks associated with commodities and energy prices (including fluctuations in the cost and availability of raw materials), credit risk, financial risks, debt risks, risks related to interest rate fluctuations, foreign exchange risks, risks associated with government acts and regulations, risks related to changes in tax legislation, and changes in the general political and economic environment. Investors and others are cautioned that the foregoing list of factors that may affect future results is not exhaustive and that undue reliance should not be placed on any forward-looking statements. For more information on the risks, uncertainties and assumptions that could cause Quebecor’s actual results to differ from current expectations, please refer to Quebecor Inc.’s public filings available at www.sedar.com and www.quebecor.com including, in particular, the “Risks and Uncertainties” section in Quebecor Inc.’s Management Discussion and Analysis for the year ended December 31, 2007.
The forward-looking statements in this press release reflect Quebecor’s forecasts as of August 5, 2008, and are subject to change after that date. Quebecor expressly disclaims any obligation or intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities laws.

The Company
Quebecor Inc. (TSX: QBR.A, QBR.B) is a holding company with a 54.7% interest in Quebecor Media Inc, one of Canada’s largest media groups. Quebecor Media owns operating companies in numerous media-related businesses: Videotron Ltd., the largest cable operator in Québec and a major Internet Service Provider and provider of telephone and business telecommunications services; Sun Media Corporation, the largest publisher of newspapers in Canada; TVA Group Inc., operator of the largest French-language over-the-air television network in Québec, a number of specialty channels, and the English-language over-the-air station Sun TV; Canoe Inc., operator of a network of English- and French-language Internet properties in Canada; Nurun Inc., a major interactive technologies and communications agency with offices in Canada, the United States, Europe and Asia; magazine publisher TVA Publishing Inc.; book publisher and distributor Quebecor Media Book Group Inc.; Archambault Group Inc. and TVA Films, companies engaged in the production, distribution and retailing of cultural products; Le SuperClub Vidéotron ltée, a DVD and console game rental and retail chain; and Quebecor MediaPages, publisher of print and online directories.

Information:
Louis Morin	Jean-François Pruneau
Vice President and Chief Financial Officer	Treasurer
514 380-1912	514 380-4144

SEGMENTED ANALYSIS

Quebecor Media Inc.

Summary of results
(in millions of Canadian dollars)

	Three months ended		Nine months ended
	September 30		September 30
	2008	2007	2008	2007

Revenues	$908.1	$834.6	$2,727.5	$2,401.0
Operating income	274.9	253.6	809.1	676.7

Third quarter revenues and operating income – 2004 to 2008
(in millions of Canadian dollars)

	2008	2007	2006	2005	2004

Revenues	$908.1	$834.6	$718.6	$649.1	$588.2
Operating income	274.9	253.6	195.2	174.9	169.6

Cable segment
Third quarter 2008
Revenues: $452.6 million, an increase of $58.0 million (14.7%).
•	Combined revenues from all cable television services increased $17.8 million (9.6%) to $203.0 million due to the impact of customer base growth, the favourable impact of the increase in the illico Digital TV customer base on revenues from illico on Demand, pay TV, pay-per-view and set-top boxes, and subscriber growth for the high definition (“HD”) package.
o	Revenues from the illico Digital TV service, excluding related services, increased $18.6 million (21.3%) to $106.1 million. The performance of illico Digital TV was partially offset by decreased revenues from analog cable television services.
•	Revenues from Internet access services increased $17.0 million (16.0%) to $123.3 million. The improvement was mainly due to customer growth, as well as heavier consumption.

•	Revenues from cable telephone service increased $20.7 million (39.8%) to $72.7 million, primarily because of customer growth as well as higher long-distance revenues.

•	Revenues from wireless telephone service increased $2.9 million (54.7%) to $8.2 million, mainly due to customer growth.

•	Revenues of Le SuperClub Vidéotron ltée decreased $0.5 million (-3.5%) to $13.6 million.
Monthly ARPU: $81.01, compared with $72.66 in the same quarter of 2007, an increase of $8.35 (11.5%).

Customer statistics – Net customer growth in third quarter 2008:
•	cable telephone service: +55,000 (+70,100 in 2007);

•	cable Internet access: +42,500 (+45,000 in 2007);

•	all cable television services combined (i.e., net increase for analog service and illico Digital TV): +31,500 (+31,800 in 2007), including 46,200 more customers for illico Digital TV (+41,200 in 2007);

•	wireless telephone service: +4,000 activated phones (+8,000 in 2007).
Cable segment end-of-quarter customer numbers since end of December 2006
(in thousands of customers)

	Sept.	June	Mar.	Dec.	Sept.	June	Mar.	Dec.
	2008	2008	2008	2007	2007	2007	2007	2006

Cable television:
Analog	814.8	829.5	849.4	869.9	896.0	905.4	929.8	948.8
Digital	876.7	830.5	802.8	768.2	720.3	679.1	652.9	623.6

Total cable television	1,691.5	1,660.0	1,652.2	1,638.1	1,616.3	1,584.5	1,582.7	1,572.4
Cable Internet	1,031.4	988.9	965.3	933.0	898.9	853.9	827.9	792.0
Cable telephone	797.9	742.9	691.6	636.4	573.8	503.7	448.7	397.8
Wireless telephone	58.6	54.6	49.9	45.1	38.7	30.7	20.3	11.8

Operating income: $201.0 million in the third quarter of 2008, an increase of $28.7 million (16.7%).
•	The increase was due primarily to:
o	customer growth for all services;

o	increases in long-distance telephone volume and revenues;

o	$7.0 million favourable variance in expenses related to Quebecor Media’s stock option plan, which are charged to its operating segments as a direct charge, to reflect participation by segment managers in the plan, and as management fees;
Partially offset by:
o	unfavourable variance of $11.4 million related to reversal in the third quarter of 2007 of current Canadian Radio-television and Telecommunications Commission (“CRTC”) Part II licence fee accruals following the notice issued on October 1, 2007 confirming the CRTC’s intention not to collect the fees due on November 30, 2007, in view of a Federal Court decision. However, the Federal Court of Appeal overturned the Federal Court decision on April 29, 2008.
o	Excluding the favourable variation in the stock option expense, and if the figures for prior periods are restated to reflect the Part II licence fee adjustment, the segment’s operating income increased 19.4% in the third quarter of 2008, compared with 25.1% in the same quarter of 2007.
Year-to-date
Revenues: $1.33 billion, an increase of $205.4 million (18.3%) essentially due to the same factors as those noted above in the discussion of third quarter results.

Customer statistics – Net customer growth in first nine months of 2008:
•	cable telephone service: +161,500 (+176,000 in 2007);

•	cable Internet access: +98,400 (+106,900 in 2007);

•	all cable television services combined (i.e., net increase for analog service and illico Digital TV): +53,400 (+43,900 in 2007), including 108,500 more customers for illico Digital TV (+96,700 in 2007);

•	wireless telephone service: +13,500 activated phones (+26,900 in 2007).
Operating income: $579.1 million, an increase of $112.1 million (24.0%).
•	The increase was due primarily to:
o	customer growth for all services;

o	increases in some rates, consumption and long-distance telephone calls;

o	$26.0 million favourable variance in expenses related to Quebecor Media’s stock option plan.
Partially offset by:
o	unfavourable variance of $25.9 million related to recognition in the second quarter of 2008 of a retroactive charge for CRTC Part II licence fees following the Federal Court of Appeal decision of April 29, 2008 overturning the Federal Court decision on these fees. The Federal Court judgement had been favourable to Quebecor Media and had led to the reversal, in the third quarter of 2007, of current Part II licence fee accruals.
•	Excluding the favourable variation in the stock option expense, and if the figures for prior periods are restated to reflect the Part II licence fee adjustment, the segment’s operating income increased 23.1% in the first nine months of 2008, compared with 27.3% in the same period of 2007.
Newspapers segment
Third quarter 2008
Revenues: $270.8 million, an increase of $11.3 million (4.4%).
•	Osprey Media, the acquisition of which closed in August 2007, generated revenues of $52.4 million from July through September 2008, compared with $35.9 million in August and September 2007, for a third-quarter increase of $16.5 million.

•	Excluding the impact of that acquisition, the Newspapers segment’s total revenues decreased $5.2 million (-2.3%) in the third quarter of 2008: advertising revenues decreased 3.2%, circulation revenues were flat, and combined revenues from commercial printing and other sources increased 3.5%.

•	The revenues of the urban dailies decreased 1.3% in the third quarter of 2008; excluding the acquisition of Osprey Media, the revenues of the community newspapers increased 0.6%.

•	In the urban dailies group, the revenues of the free dailies increased 12.1%.

Operating income: $52.1 million, a decrease of $8.0 million (-13.3%).
•	Osprey Media generated operating income of $10.0 million from July through September 2008, compared with $9.3 million in August and September 2007, for a third-quarter increase of $0.7 million.

•	Excluding the impact of Osprey Media, operating income decreased $8.7 million (-17.1%) in the Newspapers segment

•	The decrease was due primarily to:
o	impact of the decrease in revenues, on a comparable basis;

o	wage indexing and certain unusual payroll expenses, including charges related to the transition plan for printing facilities in Ontario and Québec;

o	expenditures related to the start-up of Quebecor MediaPages.
Partially offset by:
o	$4.0 million favourable variance related to the stock option expense.
Year-to-date
Revenues: $845.7 million, an increase of $124.1 million (17.2%) due mainly to the impact of the acquisition of Osprey Media ($123.6 million), which closed in August 2007.
Operating income: $170.5 million, an increase of $21.2 million (14.2%).
•	Osprey Media generated operating income of $34.8 million from January through September 2008, compared with $9.3 million in August and September 2007, for a year-to-date increase of $25.5 million.

•	Excluding the impact of Osprey Media, operating income decreased $4.3 million (-3.1%) in the Newspapers segment.

•	The decrease was due primarily to:
o	impact of the decrease in advertising revenues (-1.3%) and circulation revenues (-5.3%), on a comparable basis;

o	wage indexing and certain unusual payroll expenses, including charges related to the transition plan for printing facilities in Ontario and Québec;

o	expenditures related to the start-up of Quebecor MediaPages.
Partially offset by:
o	$10.4 million favourable impact related to the Quebecor Media stock option plan expense;

o	$8.9 million decrease in newsprint costs.
•	The combined operating losses of the free dailies decreased 16.5% in the first nine months of 2008 compared with the same period of 2007.

Broadcasting segment
Third quarter 2008
Revenues: $92.3 million, an increase of $0.7 million (0.8%).
•	Revenues from broadcasting operations increased $3.6 million, mainly because of:
o	higher revenues from video on demand and other revenues at the TVA Network;

o	higher subscription revenues and advertising revenues at the specialty channels (Mystère, ARGENT, Prise 2, LCN, mentv, Mystery and Les idées de ma maison).
•	Distribution revenues decreased $1.2 million, mainly as a result of a decrease in video revenues and sales of television products in comparison with the same period of 2007.

•	Publishing revenues decreased $2.1 million, essentially because of lower advertising and newsstand revenues.
Operating income: $10.8 million, a decrease of $1.0 million (-8.5%); excluding the unfavourable impact of the reversal in the third quarter of 2007 of current CRTC Part II licence fee accruals, operating income increased $2.2 million.
•	Operating income from broadcasting operations increased $1.2 million because of favourable impacts from:
o	increased revenues at the specialty channels;

o	lower content costs at the TVA Network and Sun TV;

o	decrease in selling and administrative expenses at the TVA Network.
Partially offset by:
o	unfavourable variance of $3.2 million related to reversal in the third quarter of 2007 of current CRTC Part II licence fee accruals following the notice issued on October 1, 2007 confirming the CRTC’s intention not to collect the fees due on November 30, 2007, in view of a Federal Court decision. However, the Federal Court of Appeal overturned the Federal Court decision on April 29, 2008.
•	Operating income from distribution operations decreased by $1.8 million, mainly as a result of the decrease in revenues and promotional expenses for theatrical releases scheduled for the fourth quarter of 2008.

•	Operating income from publishing operations decreased $0.5 million, mainly because of the decrease in revenues.
Year-to-date
Revenues: $309.8 million, an increase of $18.4 million (6.3%).
•	Revenues from broadcasting operations increased $18.4 million, mainly because of:
o	higher advertising, video on demand and other revenues at the TVA Network;

o	higher advertising and subscription revenues at the specialty channels;

o	higher revenues from the Internet, commercial production and Shopping TVA.
•	Distribution revenues decreased $0.8 million, primarily as a result of lower theatrical and video revenues, partially offset by increased sales of television products.

•	Publishing revenues decreased $0.8 million, primarily as a result of decreases in advertising and newsstand revenues, partially offset by an increase in custom publishing operations.
Operating income: $43.9 million, an increase of $7.3 million (19.9%); excluding the unfavourable impact of the reversal in the third quarter of 2007 of current CRTC Part II licence fee accruals following the favourable Federal Court decision and the recognition in the second quarter of 2008 of a retroactive charge for licence fees following the unfavourable decision by the Federal Court of Appeal, operating income increased $14.7 million.
•	Operating income from broadcasting operations increased $5.6 million, mainly because of:
o	impact of revenue growth at the TVA Network, the specialty channels and Sun TV;

o	decrease in selling and administrative expenses at the TVA Network.
Partially offset by:
o	unfavourable variance of $7.4 million related to recognition in the second quarter of 2008 of a retroactive charge for CRTC Part II licence fees following the Federal Court of Appeal decision of April 29, 2008 overturning the Federal Court decision on these fees. The Federal Court judgement had been favourable to Quebecor Media and had led to the reversal, in the third quarter of 2007, of current Part II licence fee accruals.
•	Operating income from distribution operations showed a $0.3 million improvement, mainly as a result of the impact of higher sales of television products and costs related to a larger number of film releases in the first nine months of 2007 than the same period of 2008, partially offset by lower video revenues.

•	Operating income from publishing operations increased by $1.2 million, mainly as a result of the decrease in advertising, marketing and distribution expenses, partially offset by the unfavourable impact of the decrease in revenues.
Leisure and Entertainment segment
Third quarter 2008
Revenues: $75.2 million, a decrease of $4.4 million (- 5.5%).
•	7.3% decrease in revenues at Quebecor Media Book Group Inc., due primarily to lower distribution volume in the third quarter of 2008 than in the same quarter of 2007 and decreased sales in the academic segment.

•	3.1% decrease in revenues at Archambault Group Inc. The impact of higher broadcast revenues due to the success of the Paul McCartney concert during Québec City’s 400th anniversary celebration, and higher sales at Archambault stores, essentially due to the opening of a store in Laval, Québec, was outweighed by a decrease in revenues due to the transfer of video on demand operations to the Cable segment.
Operating income: $8.8 million, a decrease of $0.3 million (-3.3%) compared with the third quarter of 2007 due primarily to a decrease in gross margin on retail sales and higher operating expenses at Archambault Group, combined with a decrease in sales at Quebecor Media Book Group.

Year-to-date
Revenues: $201.5 million, a decrease of $24.9 million (-11.0%).
Operating income: $9.4 million, a decrease of $7.3 million (-43.7%).
Interactive Technologies and Communications segment
Third quarter 2008
Revenues: $21.6 million, an increase of $2.6 million (13.7%).
•	The increase was due mainly to:
o	impact of increased volumes from customers in Europe, particularly France and Italy, as well as in Asia and Canada, and from government customers in Québec, partially offset by a decrease in volume in the United States.
Operating income: $1.0 million, a decrease of $0.4 million (-28.6%)
•	The decrease was mainly due to:
o	impact of the decrease in revenues in the United States., combined with increases in some market development costs in that country;

o	unfavourable variance due to the impact of changes to Nurun Inc.’s stock option plan in the third quarter of 2007.
Partially offset by:
o	impact of increased revenues in Canada, Europe and Asia, and from government customers in Québec.
Year-to-date
Revenues: $65.6 million, an increase of $3.7 million (6.0%).
Operating income: $2.1 million, a decrease of $0.7 million (-25.0%).
Internet/Portals segment
Third quarter 2008
Revenues: $13.1 million, an increase of $1.6 million (13.9%).
•	21.6% increase in revenues at the general-interest portals, due mainly to website creation and maintenance, including the sites of affiliated companies, and higher advertising revenues.

•	10.2% increase in revenues at special-interest portals, primarily attributable to revenue growth at the autonet.ca site resulting mainly from the acquisition of ASL Ltd.
Operating income: $0.5 million, a decrease of $0.5 million (-50.0%) due mainly to the increase in operating expenses, including advertising expenses and investment in new products.
Year-to-date
Revenues: $38.3 million, an increase of $3.7 million (10.7%).
Operating income: $1.8 million, a decrease of $2.3 million (-56.1%).

Advanced Wireless Services
On September 10, 2008, Quebecor Media confirmed its intention to invest between $800.0 million and $1.0 billion in its Advanced Wireless Services network over the next four years, including the cost of building out its network in Québec, projected operating losses in the first years of commercial operation, and $554.6 million already disbursed for the purpose of acquiring 17 operating licences. Quebecor Media plans to finance future disbursements from funds generated by operations.
The money will be used to create a new High Speed Packet Access (HSPA) network, which is expected to be operational in 12 to 18 months. Nokia Siemens Networks has been selected to be Videotron’s supplier for the next five years.
DEFINITIONS
Operating income
In its analysis of operating results, the Company defines operating income (loss), as reconciled to net income (loss) under Canadian GAAP, as net income (loss) before amortization, financial expenses, gain on valuation and translation of financial instruments, reserve for restructuring of operations and other special charges, income tax, non-controlling interest and the results of discontinued operations. Operating income as defined above is not a measure of results that is consistent with Canadian GAAP. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP. Management believes that operating income is a meaningful measure of performance. The Company uses operating income in order to assess the performance of its investment in Quebecor Media. The Company’s management and Board of Directors use this measure in evaluating its consolidated results as well as the results of the Company’s operating segments. This measure eliminates the significant level of non-cash depreciation of tangible assets and amortization of certain intangible assets, and is unaffected by the capital structure or investment activities of the Company and its segments. Operating income is also relevant because it is a significant component of the Company’s annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of capitalized tangible and intangible assets used in generating revenues in the Company’s segments. The Company also uses other measures that do reflect such costs, such as cash flows from segment operations and free cash flows from operations. In addition, measures like operating income are commonly used by the investment community to analyze and compare the performance of companies in the industries in which the Company is engaged. The Company’s definition of operating income may not be the same as similarly titled measures reported by other companies. The following table reconciles Quebecor’s operating income with the closest Canadian GAAP measure.

Reconciliation of the operating income measure used in this press release to the net income (loss) measure used in the consolidated financial statements
(in millions of Canadian dollars)

	Three months ended		Nine months ended
	September 30		September 30
	2008	2007	2008	2007

Operating income:
Cable	$201.0	$172.3	$579.1	$467.0
Newspapers	52.1	60.1	170.5	149.3
Broadcasting	10.8	11.8	43.9	36.6
Leisure and Entertainment	8.8	9.1	9.4	16.7
Interactive Technologies and Communications	1.0	1.4	2.1	2.8
Internet/Portals	0.5	1.0	1.8	4.1
Head office	3.3	1.2	4.1	(5.3)

	277.5	256.9	810.9	671.2
Amortization	(77.5)	(73.0)	(235.9)	(215.1)
Financial expenses	(74.0)	(66.4)	(227.0)	(179.5)
Gain (loss) on valuation and translation of financial instruments	4.4	47.9	43.6	40.6
Reserve for restructuring of operations and other special charges	(2.0)	(3.0)	(4.3)	(14.7)
Income tax	(38.7)	(42.9)	(109.0)	(65.0)
Non-controlling interest	(44.1)	(39.2)	(130.6)	(104.1)
(Loss) income from discontinued operations	—	(115.5)	383.3	(140.0)

Net income (loss)	$45.6	$(35.2)	$531.0	$(6.6)

Adjusted Income from Continuing Operations
The Company defines adjusted income from continuing operations, as reconciled to net income (loss) under Canadian GAAP, as net income (loss) before gain (loss) on valuation and translation of financial instruments, reserve for restructuring of operations and other special charges, and the results of discontinued operations, net of income tax and non-controlling interest. Adjusted income from continuing operations as defined above is not a measure of results that is consistent with Canadian GAAP. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP. Management believes that adjusted income from continuing operations is a meaningful measure that provides an indication of the long-term profitability of the Company’s operating activities by eliminating the impact of unusual or one-time items. The Company’s definition of adjusted income from continuing operations may not be identical to similarly titled measures reported by other companies.
The following table provides a reconciliation of adjusted income from continuing operations to net income (loss), as disclosed in Quebecor’s consolidated financial statements.

Reconciliation of the adjusted income from continuing operations measure used in this press release to the net income (loss) measure used in the consolidated financial statements
(in millions of Canadian dollars)

	Three months ended		Nine months ended
	September 30		September 30
	2008	2007	2008	2007

Adjusted income from continuing operations	42.4	42.1	118.1	96.2
Gain on valuation and translation of financial instruments	4.4	47.9	43.6	40.6
Reserve for restructuring of operations and other special charges	(2.0)	(3.0)	(4.3)	(14.7)
Income tax related to adjustments[1]	2.5	(4.4)	(3.5)	8.8
Non-controlling interest related to adjustments	(1.7)	(2.3)	(6.2)	2.5
Income (loss) from discontinued operations	—	(115.5)	383.3	(140.0)

Net income (loss)	$45.6	$(35.2)	$531.0	$(6.6)

[1]	Including the impact of tax rate increases, in connection with tax planning, applicable to adjusted tax benefits.
Average Monthly Revenue per User
Average monthly revenue per user (ARPU) is an industry metric that the Company uses to measure its average cable, Internet and telephony revenues per month per basic cable customer. ARPU is not a measurement that is consistent with Canadian GAAP, and the Company’s definition and calculation of ARPU may not be the same as identically titled measurements reported by other companies. The Company calculates ARPU by dividing its combined cable television, Internet access and telephony revenues by the average number of its basic cable customers during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

QUEBECOR INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(in millions of Canadian dollars, except for earnings per share data)	Three months ended		Nine months ended
(unaudited)	September 30		September 30
	2008	2007	2008	2007

Revenues

Cable	$452.6	$394.6	$1,330.7	$1,125.3
Newspapers	270.8	259.5	845.7	721.6
Broadcasting	92.3	91.6	309.8	291.4
Leisure and Entertainment	75.2	79.6	201.5	226.4
Interactive Technologies and Communications	21.6	19.0	65.6	61.9
Internet/Portals	13.1	11.5	38.3	34.6
Head office and inter-segment	(17.5)	(21.2)	(64.1)	(60.2)

	908.1	834.6	2,727.5	2,401.0

Cost of sales and selling and administrative expenses	630.6	577.7	1,916.6	1,729.8
Amortization	77.5	73.0	235.9	215.1
Financial expenses	74.0	66.4	227.0	179.5
Gain on valuation and translation of financial instruments	(4.4)	(47.9)	(43.6)	(40.6)
Reserve for restructuring of operations and other special charges	2.0	3.0	4.3	14.7

Income before income taxes and non-controlling interest	128.4	162.4	387.3	302.5

Income taxes:
Current	(1.1)	3.5	1.2	1.2
Future	39.8	39.4	107.8	63.8

	38.7	42.9	109.0	65.0

	89.7	119.5	278.3	237.5
Non-controlling interest	(44.1)	(39.2)	(130.6)	(104.1)

Income from continuing operations	45.6	80.3	147.7	133.4
Income (loss) from discontinued operations	—	(115.5)	383.3	(140.0)

Net income (loss)	$45.6	$(35.2)	$531.0	$(6.6)

Earnings per share
Basic
From continuing operations	$0.70	$1.24	$2.29	$2.07
From discontinued operations	—	(1.79)	5.96	(2.17)
Net income (loss)	0.70	(0.55)	8.25	(0.10)
Diluted
From continuing operations	0.70	1.23	2.28	2.07
From discontinued operations	—	(1.79)	5.96	(2.17)
Net income (loss)	0.70	(0.56)	8.24	(0.10)

Weighted average number of shares outstanding (in millions)	64.3	64.3	64.3	64.3

Weighted average number of diluted shares (in millions)	64.4	64.3	64.4	64.3

1

QUEBECOR INC. AND ITS SUBSIDIARIES

SEGMENTED INFORMATION

(in millions of Canadian dollars)	Three months ended		Nine months ended
(unaudited)	September 30		September 30
	2008	2007	2008	2007

Income from continuing operations before amortization, financial expenses, gain on valuation and translation of financial instruments, reserve for restructuring of operations and other special charges, income taxes and non-controlling interest

Cable	$201.0	$172.3	$579.1	$467.0
Newspapers	52.1	60.1	170.5	149.3
Broadcasting	10.8	11.8	43.9	36.6
Leisure and Entertainment	8.8	9.1	9.4	16.7
Interactive Technologies and Communications	1.0	1.4	2.1	2.8
Internet/Portals	0.5	1.0	1.8	4.1
Head office	3.3	1.2	4.1	(5.3)

	$277.5	$256.9	$810.9	$671.2

Amortization
Cable	$57.0	$54.9	$170.5	$163.8
Newspapers	12.3	11.5	42.7	31.1
Broadcasting	3.7	3.2	10.6	9.8
Leisure and Entertainment	2.2	1.9	5.9	6.0
Interactive Technologies and Communications	1.0	0.7	2.9	2.2
Internet/Portals	1.0	0.4	2.5	1.1
Head Office	0.3	0.4	0.8	1.1

	$77.5	$73.0	$235.9	$215.1

Additions to property, plant and equipment
Cable	$92.0	$78.7	$294.1	$235.8
Newspapers	22.6	17.8	63.1	47.7
Broadcasting	8.0	3.4	15.4	9.7
Leisure and Entertainment	2.0	1.0	5.7	1.4
Interactive Technologies and Communications	1.2	1.1	2.6	2.6
Internet/Portals	4.1	0.7	8.3	3.1
Head office	2.7	6.6	10.1	16.9

	$132.6	$109.3	$399.3	$317.2

2

QUEBECOR INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in millions of Canadian dollars)	Three months ended		Nine months ended
(unaudited)	September 30		September 30
	2008	2007	2008	2007

Net income	$45.6	$(35.2)	$531.0	$(6.6)

Other comprehensive income (loss), net of income taxes and non-controlling interest:
Unrealized (loss) gain on translation of net investments in foreign operations	(0.5)	(0.3)	0.7	(1.1)
Unrealized gain (loss) on derivative financial instruments	15.5	1.6	(6.6)	9.7
Other comprehensive loss from discontinued operations	—	(52.7)	—	(128.2)
Reclassification to income of other comprehensive loss related to discontinued operations	—	0.3	326.5	1.5

	15.0	(51.1)	320.6	(118.1)

Comprehensive income (loss)	$60.6	$(86.3)	$851.6	$(124.7)

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

(in millions of Canadian dollars)	Three months ended		Nine months ended
(unaudited)	September 30		September 30
	2008	2007	2008	2007

Balance at beginning of period, as previously reported	$870.5	$1,416.4	$412.1	$1,385.9

Cumulative effect of changes in an accounting policy	—	—	(20.6)	—

Balance at beginning of period, as revised	870.5	1,416.4	391.5	1,385.9

Net income (loss)	45.6	(35.2)	531.0	(6.6)

	916.1	1,381.2	922.5	1,379.3

Discontinued operations — Redemption of convertible notes	—	—	—	8.3
Dividends	(3.2)	(3.2)	(9.6)	(9.6)

Balance at end of period	$912.9	$1,378.0	$912.9	$1,378.0

3

QUEBECOR INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of Canadian dollars)	Three months ended		Nine months ended
(unaudited)	September 30		September 30
	2008	2007	2008	2007

Cash flows related to operations
Income from continuing operations	$45.6	$80.3	$147.7	$133.4
Adjustments for:
Amortization of property, plant and equipment	71.5	69.0	218.3	206.4
Amortization of deferred charges and other assets	6.0	4.0	17.6	8.7
Gain on valuation and translation of financial instruments	(4.4)	(47.9)	(43.6)	(40.6)
Amortization of financing costs and long-term debt discount	2.4	1.0	6.7	3.0
Future income taxes	39.8	39.4	107.8	63.8
Non-controlling interest	44.1	39.2	130.6	104.1
Other	(2.2)	6.0	(0.1)	3.1

	202.8	191.0	585.0	481.9
Net change in non-cash balances related to operations	38.5	4.0	(118.8)	(35.8)

Cash flows provided by continuing operations	241.3	195.0	466.2	446.1
Cash flows (used in) provided by discontinued operations	—	(52.0)	20.5	122.1

Cash flows provided by operations	241.3	143.0	486.7	568.2

Cash flows related to investing activities
Business acquisitions, net of cash and cash equivalents	(8.2)	(430.7)	(146.7)	(436.5)
Business disposals, net of cash and cash equivalents	0.4	7.7	1.6	7.7
Additions to property, plant and equipment	(132.6)	(109.3)	(399.3)	(317.2)
Additions to other assets	(559.9)	(0.1)	(566.4)	(1.4)
Decrease in cash and cash equivalents in trust	218.0	1.6	—	4.0
Other	0.8	1.0	2.2	5.6

Cash flows used in continuing investing activities	(481.5)	(529.8)	(1,108.6)	(737.8)
Cash flows used in discontinued investing activities and cash and cash equivalents of Quebecor World Inc. at the date of deconsolidation	—	(32.8)	(117.7)	(146.4)

Cash flows used in investing activities	(481.5)	(562.6)	(1,226.3)	(884.2)

Cash flows related to financing activities
Net increase (decrease) in bank indebtedness	0.7	(5.4)	23.8	(15.2)
Issuance of long-term debt, net of financing fees	13.8	15.0	463.6	25.3
Net borrowings under revolving bank facilities	245.7	513.3	190.9	501.2
Repayments of long-term debt	(8.4)	(9.2)	(21.3)	(19.9)
Repayments of the Additional Amount payable	—	(127.2)	—	(127.2)
Dividends	(3.2)	(3.2)	(9.6)	(9.6)
Dividends paid to non-controlling shareholders	(12.2)	(11.2)	(13.7)	(23.3)
Other	0.1	(3.9)	2.7	(3.1)

Cash flows provided by continuing financing activities	236.5	368.2	636.4	328.2
Cash flows provided by discontinued financing activities	—	111.3	37.3	104.1

Cash flows provided by financing activities	236.5	479.5	673.7	432.3

Net (decrease) increase in cash and cash equivalents	(3.7)	59.9	(65.9)	116.3
Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies	1.3	(28.2)	1.5	(65.3)
Cash and cash equivalents at beginning of period	4.5	54.0	66.5	34.7

Cash and cash equivalents at end of period	$2.1	$85.7	$2.1	$85.7

Cash and cash equivalents consist of
Cash	$1.2	$45.4	$1.2	$45.4
Cash equivalents	0.9	40.3	0.9	40.3

	$2.1	$85.7	$2.1	$85.7

Continuing operations
Cash interest payments	$56.1	$56.8	$200.1	$169.1
Cash income tax payments (net of refunds)	3.7	(1.4)	19.9	(2.7)

4

QUEBECOR INC. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars)
(unaudited)	September 30	December 31
	2008	2007

Assets

Current assets
Cash and cash equivalents	$2.1	$66.5
Cash and cash equivalents in trust	5.5	5.4
Accounts receivable	455.2	1,513.4
Income taxes	9.9	25.9
Inventories and investments in televisual products and movies	183.1	529.9
Prepaid expenses	39.6	51.1
Future income taxes	118.2	223.7

	813.6	2,415.9

Property, plant and equipment	2,316.2	4,121.1
Future income taxes	36.9	65.1
Restricted cash	—	53.8
Other assets	1,050.1	664.7
Goodwill	4,154.1	4,417.8

	$8,370.9	$11,738.4

Liabilities and shareholders’ equity

Current liabilities
Bank indebtedness	$40.8	$88.6
Accounts payable and accrued charges	645.6	1,715.1
Deferred revenue	219.7	222.7
Income taxes	3.1	58.0
Short-term secured financing	—	453.5
Current portion of long-term debt	33.3	1,028.4

	942.5	3,566.3

Long-term debt	3,921.3	4,393.8
Exchangeable debentures	15.8	79.4
Derivative financial instruments	371.8	599.8
Other liabilities	112.9	407.6
Future income taxes	441.2	515.9
Preferred shares of a subsidiary	—	175.0
Non-controlling interest	1,307.1	1,563.7

Shareholders’ equity
Capital stock	346.6	346.6
Retained earnings	912.9	412.1
Accumulated other comprehensive loss	(1.2)	(321.8)

	1,258.3	436.9

	$8,370.9	$11,738.4

5

Supplementary Disclosure Third Quarter 2008 For additional information, please contact Louis Morin, Vice President and Chief Financial Officer, at 514 380-1912 or Jean-Francois Pruneau, Treasurer, at 514 380-4144 Investor.relations@Quebecor.com Safe Harbor Act Statements within this presentation which are not historical facts are « forward looking » statements and « safe harbor statements » under the Private Securities Litigation Reform Act of 1995 that involve risks and/or uncertainties, including but not limited to financial projections, state and federal regulations, construction activities and other risks described in the Company's public filings with the Securities Exchange Commission.

QUEBECOR MEDIA INC.

Supplementary Disclosure
September 30, 2008
Debt

(all amounts in millions of Canadian dollars)

Quebecor Media Inc.		
Revolving credit facility due in 2011 (availability: $100)		-
Export financing due in 2015		$ 71.3
Term loan "A" due in 2011		93.1
Term loan "B" due in 2013		352.5
7 3/4% Senior Notes due in 2016		1,223.8
		1,740.7
Videotron Ltd. and its subsidiaries		
Revolving credit facility due in 2012 (availability: $575)		268.5
6 7/8% Senior Notes due in 2014		699.7
6 3/8% Senior Notes due in 2015		185.6
9 1/8% Senior Notes due in 2018		477.0
		1,630.8
Sun Media Corporation and its subsidiaries		
Revolving credit facility due in 2012 (availability: $70)		11.0
Term loan "C" due in 2012		38.5
7 5/8% Senior Notes due in 2013		209.8
		259.3
Osprey Media Publishing Inc.		
Revolving credit facility due in 2011 (availability: $65)		-
Term loan due in 2011		132.4
		132.4
TVA Group Inc. and its subsidiaries		98.5
Other		39.9
Total Quebecor Media inc.		**$ 3,901.6**
Cross-Currency Derivative Instruments (FX Rate Differential)[1]		322.6
Cash-on-Hand		
Quebecor Media Inc.		25.7
Videotron Ltd.	-	
Sun Media Corporation	-	
Osprey Media Publishing Inc.	$ 2.7	
Quebecor Media Parent	2.7	
Other (subsidiaries not 100% owned)	20.3	
		$ 25.7

[1] Classified under "Derivative financial instruments" and/or "Other assets" in Quebecor Media Inc.'s financial statements.

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CABLE

Supplementary Disclosure
September 30, 2008
Operating Results

	2008			2007	
	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30
Homes Passed ('000)	2,532	2,520	2,507	2,497	2,487
Basic Subscribers ('000)	1,692	1,660	1,652	1,638	1,616
Basic Penetration	66.8%	65.9%	65.9%	65.6%	65.0%
Extended Tier Subscribers ('000)	1,451	1,416	1,402	1,383	1,356
Extended Tier Penetration	85.8%	85.3%	84.9%	84.4%	83.9%
Digital Set-Top Boxes ('000)	1,121	1,053	1,009	953	877
Digital Subscribers ('000)	877	831	803	768	720
Digital Penetration	51.8%	50.1%	48.6%	46.9%	44.6%
Cable Internet Subscribers ('000)	1,031	989	965	933	899
Cable Internet Penetration	61.0%	59.6%	58.4%	57.0%	55.6%
Cable Telephony Subscribers ('000)	798	743	692	636	574
Cable Telephony Penetration	47.2%	44.8%	41.9%	38.8%	35.5%
Wireless Lines ('000)	59	55	50	45	39

	3rd Quarter			YTD		
	2008	2007	VAR	2008	2007	VAR
(in millions)						
Revenues	$452.6	$394.6	14.7%	$1,330.7	$1,125.3	18.3%
Cable Television	203.0	185.2	9.6%	601.8	544.9	10.4%
Internet	123.3	106.3	16.0%	367.5	307.8	19.4%
Telephony	81.0	57.3	41.4%	230.6	147.8	56.0%
Business Solution	14.4	17.6	-18.2%	48.0	52.7	-8.9%
Other	30.9	28.2	9.6%	82.8	72.1	14.8%
EBITDA	$201.0	$172.3	16.7%	$579.1	$467.0	24.0%
EBITDA Margin (%)	44.4%	43.7%		43.5%	41.5%	
CAPEX (NCTA Standard Reporting Categories)						
Customer Premise Equipment	$31.4	$33.7		$89.3	$89.3	
Scalable Infrastructure	21.5	16.3		73.3	51.3	
Line Extensions	7.8	9.0		33.5	17.0	
Upgrade / Rebuild	13.7	9.5		36.0	41.8	
Support Capital	17.2	8.0		60.7	32.8	
Total - NCTA Classification	$91.6	$76.6	19.6%	$292.8	$232.2	26.1%
Other	0.4	2.1		1.3	3.6	
Total - Additions to PP&E	$92.0	$78.7	16.9%	$294.1	$235.8	24.7%
2-Way Capability	99%	99%		99%	99%	
Cable Television ARPU	$40.38	$38.58		$40.29	$38.13	
Total ARPU	$81.01	$72.66		$80.33	$70.00	

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NEWSPAPERS

Supplementary Disclosure
September 30, 2008
Operating Results

	3rd Quarter			YTD		
	2008	2007	VAR	2008	2007	VAR
Linage ('000)						
Urban Dailies	41,441	43,103	-3.9%	125,269	129,010	-2.9%
(in millions)						
Revenues	$270.8	$259.5	4.4%	$845.7	$721.6	17.2%
Advertising	209.8	204.0	2.8%	650.0	564.0	15.2%
Circulation	46.8	43.0	8.8%	139.3	119.8	16.3%
Other	14.2	12.5	13.6%	56.4	37.8	49.2%
Urban Dailies	$158.1	$160.2	-1.3%	$483.4	$493.3	-2.0%
Community Newspapers	67.9	67.5	0.6%	209.5	208.3	0.6%
Osprey Media Publishing Inc.	52.4	35.9	n.m.	159.5	35.9	n.m.
Other and Eliminations	(7.6)	(4.1)	n.m.	(6.7)	(15.9)	n.m.
EBITDA	$52.1	$60.1	-13.3%	$170.5	$149.3	14.2%
EBITDA Margin (%)	19.2%	23.2%		20.2%	20.7%	
Change in Newsprint Expense[1]			-1.6%			-12.2%

[1] Including Osprey Media Publishing Inc. in 2007 for comparative purposes.

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QUEBECOR MEDIA INC.

Supplementary Disclosure
September 30, 2008
Shares Held in Subsidiaries

	Number of shares	Equity (%)	Voting (%)
TVA Group Inc.	12,227,271	50.9%	99.9%
Canoe Inc.	651[1]	93.2%[2]	100.0%[2]

[1] Excluding 104 shares that are held by TVA.
[2] Including Quebecor Media Inc.'s interest in the 104 shares held by TVA Group Inc.

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SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC.

/s/ Claudine Tremblay

By:	Claudine Tremblay
Vice-President and Secretary
Date: November 12, 2008